June 25, 2008
BY HAND AND BY EDGAR
Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
100 F Street, N.E.
Washington, D.C. 20549

RE:	DigitalGlobe, Inc. Registration Statement on Form S-1 (File No. 333-150235)
Dear Mr. Spirgel:
          On behalf of DigitalGlobe, Inc., a Delaware corporation (the “Company”), enclosed is a copy of Amendment No. 2 to the above-referenced Registration Statement (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from Amendment No. 1 to the Registration Statement on Form S-1 filed with the Commission on June 6, 2008.
          The changes reflected in the Registration Statement include those made in response to the comments (the “Comments”) of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of June 17, 2008 (the “Comment Letter”). The Registration Statement also includes other changes that are intended to update, clarify and render more complete the information contained therein.
          Set forth below in this letter are the Company’s responses to the Comments raised in the Comment Letter. For the convenience of the Staff, we have restated in this letter each of the Comments in the Comment Letter and numbered each of the responses to correspond with the numbers of the Comments in the Comment Letter. Capitalized terms used and not defined have the meanings given in the Registration

Statement. All references to page numbers and captions correspond to the page numbers and captions in the preliminary prospectus included in the Registration Statement.
Prospectus Summary, page 1
1.	We note your response to comment nine in our letter dated May 14, 2008. However, we still believe that you should provide disclosure addressing the significance of the named customers or categories of customers. Please revise accordingly.

The disclosure in pages 1, 3, 51 and 53 has been revised in response to the Staff’s Comment.
Management’s Discussion and Analysis of Financial Condition . . . , page 30
Overview, page 30
2.	From your disclosure throughout the prospectus, we note that the NGA accounted for 75.7%, or approximately $52.1 million, of your $68.8 million of total revenues for the three months ended March 31, 2008. While you disclose that the NextView agreement and WorldView-1 imagery sales generated $37 million (see page 30) and that you recognized $6.4 million of deferred revenues (see page 35) during such three month period, it is unclear how you derived the additional approximately $9 million of revenues from the NGA. Please explain this here or in your Results of Operations disclosure.

The disclosure in pages 31 and 34 has been revised in response to the Staff’s Comment.
Revenue, page 31
3.	We note that you expect the increase in defense and intelligence revenue as a percentage of overall revenue due to NGA purchases to continue through the first half of 2009. However, you also indicate that the continuation of that trend in 2009 with the launch of WorldView-2 depends in part on the success of DAP. Please provide additional disclosure regarding how DAP could potentially impact this trend, including additional background on the anticipated timing, nature and customers of your DAP program. Highlight factors that could be significant to whether or not DAP is successful, such as regulatory approvals and availability of uncommitted tasking capacity.

The disclosure in page 31 has been revised in response to the Staff’s Comment.

Results of Operations, page 34
Liquidity and Capital Resources, page 40
4.	We note your response to comment 31 in our letter dated May 14, 2008. Please further revise to quantify the portion of the approximately $242 million of expected remaining costs to complete the construction and launch of WorldView-2 that are not fixed price contracted costs. Since you only have approximately $155 of construction contracts in the next three years as of December 31, 2007 according to the table on page 43, please ensure that you adequately explain the nature of these non-fixed price contracted costs so that investors can assess any risks associated with them.

The disclosure in page 40 has been revised in response to the Staff’s Comment.
Critical Accounting Policies, page 43
Revenue Recognition, page 44
5.	We note your response to comment 32 in our letter dated May 14, 2008. Please tell us:
•	Whether title to the WorldView-1 satellite passed to the government upon attainment of full operational capability. In this regard, address whether the WorldView-1 satellite is a government-owned, contractor-operated (GOCO) facility. Please provide us with a summary analysis and copy of the relevant section of Phase I of your agreement that addresses this.

•	Your conclusion as to whether the NextView agreement, by virtue of its nature as an “other transaction” agreement, falls within the scope of SOP 81-1. In this regard, we refer to our prior bullet point and Section B of the NextView Agreement (Exhibit 10.5) which indicates that the required deliverables under the NextView agreement are set forth in separate contract line items which are classified as either a ID/IQ, fixed price or time and material level-of-effort, each of which has a separate contract value or price schedule and period of performance.
The Company notes that the NextView Agreement does not transfer title of the WorldView-1 satellite to NGA and the satellite remains the property of the Company. The Company owns the satellite asset and the associated ground systems, and is responsible for related launch and insurance costs. Also, the Company is responsible for the ongoing maintenance and operations of the satellite and associated ground systems. NGA prepaid the Company for imagery purchases based on satellite construction milestones. The NextView Agreement does not include a section transferring title to the satellite to NGA. Accordingly, the WorldView-1 satellite is not a government owned, contractor-operated facility (GOCO).

As the WorldView-1 satellite is property of the Company, the Company concluded it would not be appropriate to apply contract accounting pursuant to SOP 81-1 to accounting for the costs and revenue. In addition, the Company believes that based on the guidance of SOP 81-1 paragraph 14, the NextView Agreement is most akin to a subscription or sale of product from homogenous continuing production, both of which are outside the scope of SOP 81-1.

6.	On page 12 of your response letter to comment 32 in our letter dated May 14, 2008, you state that “there is no carryover of undelivered elements from month-to-month,” and on page 14 of your response letter, you state that the SLA revenue is “for a defined and fixed level of service each month” and “any fees not earned each month are recorded as deferred revenue.” Further, based on our review of Section B of the NextView Agreement (Exhibit 10.5), we note that the agreement requires deliverables which are separately defined and priced under several contract line items. For instance, (a) imagery derived products and services are either priced in a Statement of Work or covered under task orders requiring delivery to multiple destinations or performance at multiple locations (with no limit on the number of orders that may be issued except for contract value limitations); (b) archived imagery is separately priced per SqKm based on library order type; and (c) system engineering services support is a time and material level of effort item. Therefore, it is unclear to us what you mean by “no carryover of undelivered elements,” why you state that the SLA revenue is for a defined and fixed level of service each month with some amounts (that are not delivered) deferred, and how you account for delivered elements valued in excess of $12.5 million per month. Please advise.

The NextView Agreement has five Contract Line Item Numbers (“CLINs”). The CLINs are for differing products and services and are separately priced by the Company and separately funded by the U. S. government. Originally (years 2003 through 2007), the NextView Agreement was structured such that CLIN 0001 was for Phase I pre-FOC prepayments based on satellite construction milestones and Phase II post-FOC imagery purchases, which purchases were to have been priced based on area (e.g., square kilometers). Effective January 1, 2008, the NextView Agreement was amended such that CLIN 0001 was converted to the SLA. The terms of the remaining CLINs were not changed as a result of this amendment.

The Company’s statements that there is no carryover of undelivered elements from month-to-month are specifically related to the CLIN 0001 SLA. Under the NextView Agreement, only CLIN 0001 SLA revenue is recognized on a straight line monthly basis. Revenue from the remaining CLINs under the NextView Agreement is not recognized on this subscription-type basis.

The CLINs have been evaluated individually for revenue recognition purposes in accordance with EITF 00-21 and SAB 104 as follows:
•	CLIN 0001 — Imagery Acquisition COMMERCIAL IMAGERY. This CLIN is the SLA. The Company believes it is appropriate to account for the arrangement as a service delivery subscription and recognize revenue on a monthly basis equal to the $12,500,000 monthly fee, net of any contractual performance based “holdback.” Any fees “heldback” each month are recorded as deferred revenue and will be earned at the end of the SLA period by extending the SLA period for no additional charge or as a discount on the next renewal of the NextView Agreement.

•	CLIN 0002 — Government Option 1: IMAGERY DERIVED PRODUCTS AND SERVICES. This CLIN is for purchases of value added products and services, such as rapid production and delivery of custom products (e.g., orthorectified). Under EITF 00-21, the unit of accounting of CLIN 0002 is considered to be each discrete delivery, typically an enhanced image. Products sold under this CLIN are for indefinite deliveries and quantities (“ID/IQ”). Amounts of deliverables are based on NGA orders and quantities are not known at the outset of the agreement. CLIN 0002 pricing is consistent with that of the pre-SLA NextView Agreement and is considered to be at fair value. CLIN 0002 revenue is recognized as individual deliveries occur.

•	CLIN 0003 — QuickBird New Collections and Imagery Processing. CLIN 0003 is for purchases of QuickBird imagery. As with CLIN 0002, under EITF 00-21, the unit of accounting under CLIN 0003 is considered to be each discrete delivery of QuickBird imagery ordered by NGA under the CLIN. Products sold under this CLIN are ID/IQ-type and amounts of deliverables are based on NGA orders and therefore quantities are not known at the outset of the agreement. CLIN 0003 pricing is consistent with the pre-SLA NextView Agreement and is considered to be at fair value. CLIN 0003 revenue is recognized as individual deliveries occur.

•	CLIN 0004 — Firewire Drives, Other Media and Shipping Expenses. CLIN 0004 is for purchases of media on which product is delivered and associated shipping expenses. As with CLIN 0002 and CLIN 0003, under EITF 00-21, the unit of accounting for CLIN 0004 is considered to be each discrete delivery of media sold and delivered to NGA under the CLIN, including shipping charges. Media and shipping sold under this CLIN are ID/IQ-type. Amounts of deliverables are based on NGA orders and quantities are not known at the outset of the agreement. CLIN 0004 pricing is consistent with that of the pre-SLA NextView Agreement and is considered to be at fair value. CLIN 0004 revenue is recognized as individual deliveries occur.

•	CLIN 0005 — Purchases of systems engineering and other services. Under EITF 00-21, the unit of accounting for CLIN 0005 is considered to be each hour worked for services rendered under this CLIN. Services are sold on a time and materials basis and billed at negotiated rates which again are consistent with those of the pre-SLA NextView Agreement and are considered to be at fair value. Services sold under this CLIN are ID/IQ-type. and amounts of deliverables are based on NGA task orders; therefore quantities are not known at the outset of the agreement. CLIN 0005 revenue is recognized as services are performed.
Revenue generated under CLINs 0002, 0003, 0004 and 0005 represents separate purchasing decisions by NGA and is incremental to the SLA revenue generated under CLIN 0001. Revenue associated with these CLINs is recognized separately as products or services are delivered.

7.	We further note your statement on page 14 of your response letter that “the Company will indefinitely continue the Delayed Archive selected images, effectively masking or “hiding” the image from non-NGA customers.” However, per Section B.4 of the NextView Agreement (Exhibit 10.5), we note that your period of performance for the Delayed Archive Service concludes at the earliest of the following three events: 1. WV60FOC, 2. July 31, 2009, 3. WV110 FOC. Please clarify events 1. and 3., and tell us why you believe you may be obligated indefinitely.

The Company notes that under the “Additional Options” section of the table included at the end of section B.4 in the NextView Agreement, the Delayed Archive is identified as being provided on an indefinite basis. The Company also notes that in table 10 of appendix D (page 32) of the statement of work, the Company is requested to provide the Delayed Archive service for an indefinite period. The reference to the date and FOC milestones (1. WV60FOC, 2. July 31, 2009, 3. WV110FOC) in the “Other Notes” to the table is a reference to the timing of the original expiration of the prices reflected in the table. The Company notes that this reference is no longer effective, given the new SLA arrangement, and the language will be updated with the next modification of the NextView Agreement, if any.

8.	We note your response to comment 33 in our letter dated May 14, 2008 and your disclosure on page 30 that “while NGA has committed to spend these funds to purchase our products and services, actual spending of the funds is ultimately dependent on government appropriations of available funds.” Tell us how you account for and present revenues earned on task orders, pending funding appropriations. In this regard, if you have unbilled accounts receivable, you should separately disclose risk-funded unbilled receivables, retention and billings in excess of cost.

The disclosure in pages 30 and F-13 has been revised in response to the Staff’s Comment. The Company does not recognize any revenue in advance of delivery under a funded contract and has no unbilled receivables in connection with the NextView Agreement that are unfunded. We do not have any retentions or billings in excess of costs in the traditional contract accounting sense, as the Company has no arrangements accounted for under SOP 81-1.
Accounting for Stock Options, page 45
9.	We note your response to comment 34 in our letter dated May 14, 2008. Please tell us in detail how the third party valuation expert determined the fair valuation range of your common stock. Also, discuss any reasons for any variance between your stock valuation and the expected initial public offering price once you have an estimate of the initial public offering price range.

In conducting the valuation of the Company’s common stock, the third party valuation expert conducted an investigation and analysis that included the following steps:
•	detailed interviews with the Company’s management concerning the assets, financial and operating history, and future operations, of the Company;

•	analysis of audited and unaudited financial statements and other financial and operational data of the Company;

•	independent research on the Company, its financial and operating history, the nature of its products and services, and its competitive position in the marketplace;

•	independent research concerning the satellite imagery industry;

•	research and analysis concerning comparable public companies, and transactions involving comparable public and private companies;

•	independent research regarding the then current economic conditions and outlook for the United States economy; and

•	analysis and estimation of the fair value of the common equity of the Company as of the date of the analysis.

Based on the investigation and analysis described above, the third party valuation expert established the fair market value of the Company’s common stock using market and income approaches to valuation. The market approach relied on the pricing parameters of similar publicly traded companies. The income approach discounted the Company’s cash flows at a cost of capital commensurate with the risk of an investment in the Company.

The Company will provide the balance of the information identified in this Comment in a subsequent amendment to the Registration Statement that includes the estimated initial public offering price range.
Deferred Contract Costs, page 47
Deferred Contract Costs from Related Party, page 47
10.	With respect to your deferred contract costs reimbursable under the NextView agreement, please revise to clarify the nature of the costs you are capitalizing and the difference between costs capitalized as deferred contract costs and satellite costs under PP&E.

The disclosure in page 47 has been revised in response to the Staff’s Comment.

11.	Please revise to state that you do not defer any contract costs in excess of the related contract deferred revenue.

The disclosure in page 47 has been revised in response to the Staff’s Comment.
Compensation Discussion and Analysis, page 69
Compensation Process, Peer Group Selection and Benchmarking, page 69
12.	We note your response to comment 43 in our letter dated May 14, 2008. It appears that you use survey data from Compensation Pro and Culpepper & Associates’ High Technology Executive Compensation Survey to benchmark elements of your named executive officers’ compensation. If so, you must identify the companies in the surveys. Please revise as appropriate.

The disclosure in page 70 has been revised in response to the Staff’s Comment to clarify the nature of the surveys used by the Company to benchmark elements of its named executive officers’ compensation. Culpepper & Associates’ High Technology Executive Compensation Survey obtains information from over 1,000 participating private and public IT, technology, and life science organizations of all sizes, ranging from small private firms to multinational corporations. The number and identity of firms participating in the survey are not constant, and the data from participating firms is updated continuously. CompensationPro collects compensation information directly from over 700 privately held companies across the United States in a wide range of industries. Each of these surveys provide data in aggregate form using a large number of participants across a range of industries. The surveys do not provide specific compensation information for individual participants or employees.

The Company does not believe that it is meaningful to investors or practicable to identify the companies participating in the surveys in the disclosure due to the large number of participants involved and the fact that the surveys provide data in aggregate form across a range of industries.
Components of Executive Compensation, page 71
Success Sharing Plan, page 71
13.	We note that operating earnings under the plan is net income after adjustments specified in the plan. Identify the adjustments to net income. Refer to Instruction 5 to Regulation S-K Item 402(b).

The disclosure in pages 71 and 72 has been revised in response to the Staff’s Comment.
Grants of Plan-Based Awards in Year 2007
14.	It is unclear what the information under the heading “Plan Awards” represents. Please use the headings set forth in Regulation S-K Item 402(d)(1) for non-equity incentive plan awards. See, however, Item 402 of Regulation S-K — Executive Compensation, Questions and Answers of General Applicability, Question 5.02 available at http://www.sec.gov/divisions/corpfin/guidance/execcomp402interp.htm. Furthermore, disclose in separate rows the amount of cash paid under the 2007 Success Sharing Plan and the amount of cash paid as part of the annual equity incentives granted in 2007.

The disclosure in page 75 has been revised in response to the Staff’s Comment. The Company notes that no amount of cash was paid as part of the annual equity incentives granted in 2007.

15.	It is not clear what equity awards are disclosed in the 2007 grants of plan-based awards table and what equity incentive awards you are discussing in under

“Equity Incentives” on page 72 of your compensation discussion and analysis. Please clarify your disclosure. In this regard, the 2007 grants of plan-based awards table should reflect equity awards made in 2007. If the equity awards relate to 2006 performance, so state. Similarly, if your compensation discussion and analysis of equity incentive awards granted in 2007 relates to 2006 performance, please clarify this. However, please consider the application of Instruction 2 to Regulation S-K Item 402(b) with respect to discussing equity awards granted after the end of the 2007 fiscal year but relating back to service in 2007. Refer to Item 402 of Regulation S-K — Executive Compensation, Questions and Answers of General Applicability, Question 4.05.

The disclosure in pages 72, 73 and 75 has been revised in response to the Staff’s Comment. The Company notes that the equity awards granted after the end of the 2007 fiscal year relate to services performed in 2007, and that discussion regarding these equity awards in included under the Success Sharing Plan.

16.	It appears that the option awards set forth under “All Other Option Awards: Number of Securities Underlying Options (#)” were equity incentive plan awards. If so, please provide the disclosure of threshold, target and maximum payments upon satisfaction of the performance conditions under the heading “Estimated future payouts under equity incentive plan awards.” Refer to Regulation S-K Item 402(d)(2)(iv).

The disclosure in page 75 has been revised in response to the Staff’s Comment. The option awards set forth under “All Other Option Awards: Number of Securities Underlying Options (#)” were equity incentive plan awards that were granted in 2007 under the Company’s 2006 Management Bonus Plan. Therefore, these option awards were not included under the heading “Estimated Future Payouts Under Equity Incentive Plan Awards. ” The dollar amount recognized with respect to these option awards during fiscal year 2007 for financial statement reporting purposes is included in the Summary Compensation Table under the heading “Option Awards. ”
Agreements with Named Executive Officers, page 77
17.	We note your revised disclosure on page 78. Please disclose the award to which Ms. Smith will be entitled upon completion of the initial public offering based on the mid-point of the price range on the cover page.

The disclosure in page 78 has been revised in response to the Staff’s comment. The Company will include the missing information regarding the price range identified in this Comment in a subsequent amendment to the Registration Statement.

Potential Payments Upon Termination or Change in Control, page 79
18.	We note your revised disclosure on page 79 regarding when an initial public offering will constitute a change in control under the Sales Bonus Plan. Please disclose whether you anticipate that the current initial public offering will constitute a change of control under the Sales Bonus Plan.

The disclosure in page 79 has been revised in response to the Staff’s Comment.
Certain Relationships and Related Party Transactions, page 82
19.	Regulation S-K Item 404(a) requires a description of any transaction, since the beginning of your last fiscal year, or any currently proposed transaction, with related persons when the amount involved exceeds $120,000. The description must include the approximate dollar amount involved in the transaction, the approximate dollar amount of the related person’s interest, and any other information material to investors. Please provide this information, including amounts committed to be paid or received by you in the future, with respect to your transactions with Ball Corporation and Hitachi. If you disagree that you are required to provide additional information, please explain why by reference to the terms of the contracts and the requirements of Regulation S-K Item 404. We note that confidential treatment is generally not appropriate for information required to be disclosed. Refer to Staff Legal Bulletin No. 1, Section II.B.2.

The disclosure in pages 82 and 83 has been revised in response to the Staff’s Comment. The Company notes that it is not currently eligible to receive the minimum fees specified in the Hitachi Software data distribution agreement.
Consolidated Financial Statements
Revenue Recognition, page F-12
20.	We note your response to comment 68 in our letter dated May 14, 2008. Your disclosure still implies that your imagery, hardware, software, web hosting services or product support deliverables are separate units of accounting under EITF 00-21 for which you allocate revenue based on relative fair values. Further, your disclosures are unclear as to what your separate units of accounting are and which units are considered when determining relative fair value. Please revise.

The disclosure in pages F-12 and F-13 has been revised in response to the Staff’s Comment.

21.	We refer to comment 68 in our letter dated May 14, 2008. Tell us how you considered SOP 81-1 when determining your accounting for the Category B revenue arrangement with Hitachi.

The Company notes that the Category B revenue arrangement with Hitachi has a number of deliverables. The principle basis for identifying these deliverables was through the value to the customer and whether the customer would purchase an item apart from other items in this transaction. The primary deliverables under this arrangement are as follows:
•	DAP facility, including customized software;

•	training of Hitachi personnel for use of the DAP facility;

•	initial one year maintenance of the DAP facility;

•	software upgrade of the DAP facility to access WorldView-2; and

•	direct access rights to WorldView-2 in order for Hitachi to have the exclusive rights to task the satellite and download WorldView-2 images (“Direct Access to WorldView-2”).
The DAP facility (including customized software), training, and WorldView-2 software upgrade are all required in order to provide Direct Access to WorldView-2. Because the DAP includes customized software that is essential to the functionality of the DAP facility, the DAP facility revenue is subject to SOP 97-2. Accordingly, per paragraph 74 of SOP 97-2, SOP 81-1 governs the accounting for the construction of the DAP facility. Because the training and WorldView-2 software upgrade are essential to providing Direct Access to WorldView-2, SOP 97-2 is also the appropriate accounting model for these deliverables. Further, the Company is also providing one year of bundled maintenance for the DAP facility. Consequently, the DAP facility, training, WorldView-2 software upgrade and bundled maintenance are all considered to be SOP 97-2 deliverables. Similarly, the DAP facility is considered essential to the provision of the Direct Access to WorldView-2 service. As a result, all of these items in the arrangement are within the scope of SOP 97-2. All of the WorldView-2 deliverables discussed in this paragraph are referred to collectively as the Direct Access Deliverables. However, none of the Direct Access Deliverables are able to be treated as separate elements under SOP 97-2 given that the Company is unable to establish Vendor Specific Objective Evidence (“VSOE”) of fair value of the Direct Access Deliverables in accordance with SOP 97-2.

Further, the Company also considered that even if the Direct Access to WorldView-2 is not considered a software deliverable, it is not possible to unbundle the Direct Access to WorldView-2 service under EITF 00-21 due to the lack of fair value for the service. Accordingly, all of the Direct Access Deliverables would still be combined and accounted for together as one unit of accounting.

Consequently, the Company believes that the Direct Access Deliverables constitute a single unit of accounting. These deliverables are considered one unit of accounting under SOP 97-2 due to the fact that the Company cannot determine VSOE of the undelivered items. Upon the delivery of the DAP facility, training and WorldView-2 software upgrade, delivery of all of the items required to communicate with WorldView-2 will have occurred. As a result, Hitachi will be able to directly task and download images from the WorldView-2 satellite to the Hitachi DAP facility. All revenue and direct and incremental costs associated with this Direct Access single unit of accounting will be deferred until Hitachi has direct access to WorldView-2.

The Company will recognize revenue and related deferred direct and incremental costs associated with the Direct Access to WorldView-2 single unit of accounting over the expected customer life, commencing on the date Hitachi receives Direct Access to WorldView-2. This is consistent with the second bullet under paragraph 12 of SOP 97-2.

22.	We note your disclosure on page F-13 that revenue is generated from the license of imagery. It is unclear to us why Section B of the underlying contract in Exhibit 10.5 does not refer to a licensing agreement but rather to “procurement of imagery.” Please advise or revise.

The Company licenses its imagery products to NGA and retains all intellectual property ownership. The Company refers the Staff to section H.21 a. on page 24 of the NextView Agreement included as Exhibit 10.5 of the Registration Statement. The Company notes that it has the right to, and does, sell licenses for NGA-licensed imagery to other customers.
* * * * *
          Please contact the undersigned at (212) 735-4112 or Courtney A. Dinsmore at (212) 735-3766 should you require further information or have any questions.

Very truly yours, /s/ Richard Aftanas Richard B. Aftanas

cc:	J. Alison Alfers
DigitalGlobe, Inc.
1601 Dry Creek Drive, Suite 260
Longmont, CO 80503

John Harrington, Attorney-Adviser
Kathleen Krebs, Special Counsel
Kathryn Jacobson, Staff Accountant
Kyle Moffatt, Accountant Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Richard D. Truesdell, Jr.
Davis Polk & Wardwell
450 Lexington Avenue
New York, New York 10017

Courtney A. Dinsmore
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY, 10036